May 20, 2002



Securities and Exchange Commission
450 5th Street N.W.
Washington, DC  20549

Gentlemen

     We have been furnished with a copy of the response to
Item 4 of Form 8-K for the event that occurred on May 9, 2002, to be filed by our former client, b-Fast Corp. Except for the item listed below, we agree with the statements made in response to their item insofar as they related to our Firm. BDO Seidman, LLP's report for the fiscal years ending September 30, 2001 and 2000 did not contain a disclaimer of opinion. BDO Seidman, LLP's report for these years contained an explanatory paragraph concerning the Company's ability to continue as a going concern.

                              Very truly yours,



                              BDO Seidman, LLP